UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

QUEENCO LEISURE INTERNATIONAL LTD.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

The State of Israel

(Jurisdiction of Subject Company’s Incorporation or Organization)

Queenco Leisure International Ltd.

  (Name of Person(s) Furnishing Form)

Ordinary Shares, with a nominal value of NIS 1.00 each ("Shares")
Global Depositary Receipts, each representing 10 Shares

(Title of Class of Subject Securities)

Shares: Not applicable
Global Depositary Receipts: 74824B104; 74824B203

(CUSIP Number of Class of Securities (if applicable))

Queenco Leisure International Ltd.
11 Menachem Begin Street
Rogovin-Tidhar Tower 30 Flr.
Ramat-Gan 5268104
Tel: +972-3-7566-555
Fax: +972-3-7566-500

(Name, Address (including zip code) and Telephone Number (including area code) of
 Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 15, 2013

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 amends and supplements the Form CB initially furnished to the United States Securities and Exchange Commission on July 15, 2013 by Queenco Leisure International Ltd.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1*	Letter to GDR Holders
99.2*	Letter to Shareholders
99.3*	Rights Issue Memorandum
________________

* Previously furnished to the SEC on July 15, 2013

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibits 99.1, 99.2 and 99.3 (under "Important Notice to Investors") referred to in Item I.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.4*
Immediate reports dated May 22, 2013, May 30, 2013 and July 1, 2013 regarding – Announcement re Rights Issue; Update Regarding Contemplated Rights Issuance; and Announcement re Rights Issue: Record Date, respectively.

99.5*	Annual Financial Statements, filed with the London Stock Exchange on May 14, 2013 and complemented on May 30, 2013 (the complemented file is attached hereto).

99.6*	Immediate Report providing pro-forma financial information as of December 31, 2012, filed with the London Stock Exchange on May 14, 2013.

99.7*	Annual Report filed with the London Stock Exchange on June 13, 2013.

99.8*	Immediate Report concerning the results of the first quarter of 2013, filed with the London Stock Exchange on June 6, 2013.

99.9#	Immediate report filed with the London Stock Exchange on August 6, 2013 concerning Update Regarding Contemplated Rights Issuance.
_______________
*Previously furnished to the SEC on July 15, 2013
# Furnished herewith

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Queenco Leisure International Ltd. with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on July 15, 2013.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yigal Zilkha
(Signature)

Yigal Zilkha, Chief Executive Officer
(Name and Title)

August 7, 2013
(Date)